INDEPENDENT AUDITOR’S CONSENT

We consent to the use in this Registration Statement on Form 40-F (the “Registration Statement”) of Auryn Resources Inc. (“Auryn”) of our report dated March 28, 2017 relating to the consolidated financial statements of Auryn for the year ended December 31, 2016 and our report dated April 28, 2016 relating to the consolidated financial statements of Auryn for the six months ended December 31, 2015, appearing in this Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
July 6, 2017